UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 22, 2025

Core Scientific, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40046	86-1243837
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

838 Walker Road, Suite 21-2105 Dover, Delaware	19904 (Zip Code)
(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (512) 402-5233

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.00001 per share	CORZ	The Nasdaq Global Select Market
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $6.81 per share	CORZW	The Nasdaq Global Select Market
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $0.01 per share	CORZZ	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

As previously disclosed, on July 7, 2025, Core Scientific, Inc., a Delaware corporation (“Core Scientific”), entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”) with CoreWeave, Inc., a Delaware corporation (“CoreWeave”) and Miami Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of CoreWeave (“Merger Sub”). Pursuant to the terms and conditions of the Merger Agreement, upon the closing, Merger Sub will merge with and into Core Scientific, with Core Scientific surviving as a wholly owned subsidiary of CoreWeave (the “Merger”).

In connection with the proposed Merger, CoreWeave filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) on August 20, 2025, which was amended on September 17, 2025 and September 25, 2025, that includes a proxy statement of Core Scientific that also constitutes a prospectus of CoreWeave. The Form S-4 was declared effective by the SEC on September 26, 2025. Also on September 26, 2025, Core Scientific filed a definitive proxy statement and CoreWeave filed a prospectus with the SEC with respect to the Merger (collectively, the “proxy statement/prospectus”).  Core Scientific first mailed the proxy statement/prospectus to its stockholders on or about September 26, 2025.

Following the announcement of the Merger Agreement, (i) two purported stockholders of Core Scientific filed a lawsuit in the Connecticut Superior Court, Bridgeport Judicial District, Barcia et al. vs. Booth et al., Case No. FBT-CV-25-6151837S (the “Barcia Complaint”), (ii) one purported stockholder of Core Scientific filed a lawsuit in the New York Supreme Court, New York County, Kaufmann vs. Core Scientific, Inc. et al., Case No. 655996/2025 (the “Kaufmann Complaint”) and (iii) one purported stockholder of Core Scientific filed a lawsuit in the New York Supreme Court, New York County, Williams vs. Core Scientific, Inc. et al., Case No. 656010/2025 (the “Williams Complaint” and together with the Barcia Complaint and Kaufmann Complaint, the “Complaints”), in each case, challenging disclosures related to the Merger.  Each of the Complaints remains pending as of the date of this Current Report on Form 8-K.

The Barcia Complaint names Core Scientific, members of the Core Scientific board of directors and CoreWeave as defendants.  The Kaufmann Complaint and Williams Complaint each name Core Scientific and members of the Core Scientific board of directors as defendants. The Complaints allege that, among other things, the proxy statement/prospectus contains certain disclosure deficiencies and/or incomplete information regarding the Merger.

In addition to the Complaints, beginning on August 22, 2025, purported stockholders of Core Scientific sent demand letters (the “Demands,” and together with the Complaints, the “Matters”) alleging similar deficiencies regarding the disclosures made in the proxy statement/prospectus.

It is possible that additional, similar complaints may be filed, that the Matters described above may be amended, or that additional demands will be received by Core Scientific. If this occurs, Core Scientific does not intend to announce the filing or receipt of each additional, similar complaint or demand or any amended Matter unless required by law.

All of the defendants believe that the Matters are without merit.  While Core Scientific and CoreWeave believe that the disclosures set forth in the proxy statement/prospectus comply fully with applicable law, to moot disclosure claims and to avoid nuisance, potential expense and delay, Core Scientific and CoreWeave have determined to voluntarily supplement the proxy statement/prospectus with the below disclosures.  Nothing in the below supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein or in the proxy statement/prospectus.  To the contrary, Core Scientific and CoreWeave deny all allegations in the Matters that any additional disclosure was or is required.

Supplemental Disclosures to the Proxy Statement/Prospectus

Core Scientific has agreed to make these supplemental disclosures to the proxy statement/prospectus.  This supplemental information should be read in conjunction with the proxy statement/prospectus, which should be read in its entirety.  To the extent the information set forth herein differs from or updates information contained in the proxy statement/prospectus, the information set forth herein shall supersede or supplement the information in the proxy statement/prospectus.  Defined terms used but not defined below have the meanings set forth in the proxy statement/prospectus.  All page references in the information below are to pages in the proxy statement/prospectus.  Paragraph references used herein refer to the proxy statement/prospectus before any additions or deletions resulting from the supplemental disclosures.  The information contained herein speaks only as of October 22, 2025 unless the information indicates another date applies. For clarity, new text within restated paragraphs from the proxy statements/prospectus is highlighted with bold, underlined text, while deleted text is ~~stricken-through~~.

The section of the proxy statement/prospectus entitled “Interests of Core Scientific’s Directors and Executive Officers in the Merger” is hereby supplemented as follows:

The fourth full paragraph on page 254 of the proxy statement/prospectus is amended and restated in its entirety to read as follows:

For an estimate of the amounts that would be payable to each of Core Scientific’s named executive officers in respect of their unvested Core Scientific equity awards at the effective time of the Merger, see the section titled “-Quantification of Potential Payments and Benefits to Core Scientific’s Named Executive Officers” beginning on page 255. ~~Based on the relevant assumptions described above under “-Certain Assumptions,” the estimated aggregate value of unvested Core Scientific RSU Awards held by all five non-employee directors of Core Scientific that would become vested and payable at the effective time is $8,515,576.~~ Based on the relevant assumptions described above under “-Certain Assumptions,” the value of unvested Core Scientific RSU Awards held by each non-employee director of Core Scientific that would become vested and payable at the effective time is as follows:

•	Jeff Booth: $1,972,906

•	Jordan Levy: $1,972,906

•	Yadin Rozov: $1,972,906

•	Eric Weiss: $1,972,906

•	Elizabeth Crain: $623,952

The section of the proxy statement/prospectus entitled “The Merger—Opinions of Core Scientific’s Financial Advisors —Opinion of Moelis & Company LLC” is hereby supplemented as follows:

The table on page 203 of the proxy statement/prospectus, under the heading “Selected Publicly Traded Companies Analysis-Core Scientific,” is amended and restated in its entirety to read as follows:

Selected Companies	TEV (in millions)	TEV/Adj. EBITDA – CY2026E	TEV/Adj. EBITDA – CY2027E
Equinix	$92,005	18.6x	17.1x
Digital Realty	$73,104	20.2x	17.9x
Keppel DC REIT	$5,249	20.7x	19.6x
Digital Core REIT	$1,331	17.8x	16.0x
Mean		19.3x	17.6x
Median		19.4x	17.5x
Core Scientific Consensus (as of July 3, 2025)	$7,696	19.8x	12.5x
Core Scientific Consensus Unaffected (as of June 25, 2025)	$5,005	12.8x	8.2x

The table on page 204 of the proxy statement/prospectus, under the heading “Selected Publicly Traded Companies Analysis-CoreWeave,” is amended and restated in its entirety to read as follows:

CoreWeave Selected Companies		TEV (in millions)	TEV/Adj. EBITDA – CY2026E	TEV/Adj. EBITDA – CY2027E	TEV/Adj. EBIT – CY2027E
Pureplay Cloud	Oracle	$782,065	20.4x	16.6x	21.6x
	Nebius	$11,249	38.2x	13.6x	[NM]
Diversified Cloud	Microsoft	$3,737,990	18.4x	15.8x	19.5x
	Amazon	$2,389,213	12.4x	10.4x	20.7x
	Google	$2,164,269	11.1x	9.8x	13.6x
	IBM	$310,631	16.2x	15.1x	21.2x
	Mean		19.5x	13.5x	19.3x
	Median		17.3x	14.3x	20.7x
	CoreWeave Consensus (as of July 3, 2025)	$102,065	12.0x	8.2x	23.9x
	CoreWeave Consensus (Unaffected as of June 25, 2025)	$98,866	11.6x	8.0x	23.1x

The section of the proxy statement/prospectus entitled “The Merger—Opinions of Core Scientific’s Financial Advisors —Opinion of PJT Partners” is hereby supplemented as follows:

The second paragraph under the heading “Discounted Cash Flow Analysis-Core Scientific,” on page 210 of the proxy statement/prospectus, is amended and restated in its entirety to read as follows:

To calculate the estimated sum-of-the-parts present value of Core Scientific common stock using the discounted cash flow method, PJT Partners added (a) Core Scientific’s projected after-tax unlevered free cash flows for the period June 30, 2025 through fiscal year end 2043E based on the Core Scientific Standalone Projections for the Colocation Contracted Business, which unlevered free cash flows were discounted to their present value using a range of selected discount rates, (b) Core Scientific’s projected after-tax unlevered free cash flows for the period June 30, 2025 through fiscal year end 2032E based on the Core Scientific Standalone Projections for the Colocation Pipeline Business and ranges of “terminal values” of the Core Scientific Colocation Pipeline Business as of June 30, 2025, which amounts were discounted to their present value using a range of selected discount rates, (c) Core Scientific’s projected after-tax unlevered free cash flows for the period June 30, 2025 through fiscal year end 2027E based on the Core Scientific Standalone Projections for the BTC Self Mining & Hosting Business, which unlevered free cash flows were discounted to their present value using a range of selected discount rates, and (d) Core Scientific’s projected tax benefits for the period June 30, 2025 through fiscal year end 2028E based on the Core Scientific Standalone Projections, which unlevered free cash flows were discounted to their present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expense, adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital and other cash flow items. The residual value of the Core Scientific Colocation Pipeline Business at the end of the projection period, or “terminal value,” was estimated by applying the exit multiple range of 18.0x to 22.0x to Core Scientific’s terminal year Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization adjusted for company defined non-recurring and non-cash items, stock-based compensation, and one-time expenses, with revenue recognized when received) calculated on a forward-looking (NTM) basis, which Adjusted EBITDA amount was estimated by Core Scientific management to be $899 million. The ranges of after-tax discount rates of 10.00% to 12.00% (for the Colocation Contracted Business), 14.75% to 16.75% (for the Colocation Pipeline Business), 19.00% to 21.00% (for the BTC Self Mining & Hosting Business) and 10.00% to 12.00% (for the tax benefits, based on the Colocation Contracted Business weighted average cost of capital) were selected based on (i) PJT Partners’ analysis of the weighted average cost of capital for each of the BTC Self Mining & Hosting Business, the Colocation Contracted Business and the Colocation Pipeline Business and (ii) PJT Partners’ professional judgment and expertise. PJT Partners then calculated a range of implied equity values per share of Core Scientific common stock by subtracting Core Scientific’s estimated net debt from the estimated enterprise value derived using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Core Scientific common stock as of June 30, 2025. The following summarizes the results of these calculations:

The second full paragraph on page 211 of the proxy statement/prospectus is amended and restated in its entirety to read as follows:

To calculate the estimated enterprise value of CoreWeave using the discounted cash flow method, PJT Partners added (a) CoreWeave’s projected after-tax unlevered free cash flows for the period June 30, 2025 through fiscal year end 2029E based on the CoreWeave Standalone Projections and ranges of “terminal values” of CoreWeave as of June 30, 2025, and discounted such amount to its present value using a range of selected discount rates, and (b) CoreWeave’s projected tax benefits for the period June 30, 2025 through fiscal year end 2030E based on the CoreWeave Standalone Projections, which amounts were discounted to their present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expense, adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital and other cash flow items. The residual value of CoreWeave at the end of the projection period, or “terminal value,” was estimated by applying the exit multiple range of 20.0x to 30.0x to CoreWeave’s terminal year Adjusted EBIT (earnings before interest and taxes, adjusted for company defined non-recurring and non-cash items, stock-based compensation, and one-time expenses) from the CoreWeave Standalone Projections. The range of after-tax discount rates of 10.00% to 12.00% was selected based on PJT Partners’ analysis of the weighted average cost of capital of CoreWeave and PJT Partners’ professional judgment and expertise. PJT Partners then calculated a range of implied equity values per share of CoreWeave common stock by subtracting CoreWeave’s estimated net debt from the estimated enterprise value derived using the discounted cash flow method and dividing such amount by the fully diluted number of shares of CoreWeave common stock as of June 30, 2025. The following summarizes the results of these calculations:

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Core Scientific, Inc. (“Core Scientific”) and CoreWeave, Inc. (“CoreWeave”) that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms or at all, and the timing thereof, including obtaining the Core Scientific stockholder approval of the proposed transaction; uncertainty in the value of the consideration that Core Scientific stockholders would receive in the proposed transaction, if completed, due to fluctuations in the market price of CoreWeave common stock; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of Core Scientific and CoreWeave to integrate their businesses successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against Core Scientific, CoreWeave or their respective directors and officers; the risk that disruptions from the proposed transaction will harm Core Scientific’s or CoreWeave’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; rating agency actions and Core Scientific’s and CoreWeave’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments and actions targeting public companies in the artificial intelligence, power, data center and crypto mining industries and changes in local, national or international laws, regulations and policies affecting Core Scientific and CoreWeave; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Core Scientific’s and/or CoreWeave’s financial performance and operating results; certain restrictions during the pendency of the proposed transaction that may impact Core Scientific’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against Core Scientific or CoreWeave and other political or security disturbances; dilution caused by CoreWeave’s issuance of additional shares of its securities in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for power and other market or economic conditions that impact demand and pricing; changes in technical or operating conditions, including unforeseen technical difficulties; development delays at Core Scientific and/or CoreWeave’s data center sites, including any delays in the conversion of such sites from crypto mining facilities to high-performance computing sites; Core Scientific’s ability to earn digital assets profitably and to attract customers for its high density colocation capabilities; Core Scientific’s ability to perform under its existing colocation agreements; Core Scientific’s ability to maintain its competitive position in its existing operating segments; the impact of increases in total network hash rate; Core Scientific’s ability to raise additional capital to continue its expansion efforts or other operations; Core Scientific’s need for significant electric power and the limited availability of power resources; the potential failure in Core Scientific’s critical systems, facilities or services the Company provides; the physical risks and regulatory changes relating to climate change; potential significant changes to the method of validating blockchain transactions; Core Scientific’s vulnerability to physical security breaches, which could disrupt operations; a potential slowdown in market and economic conditions, particularly those impacting high density computing, the blockchain industry and the blockchain hosting market; price volatility of digital assets and bitcoin in particular; potential changes in the interpretive positions of the SEC or its staff with respect to digital asset mining firms; the likelihood that U.S. federal and state legislatures and regulatory agencies will enact laws and regulations to regulate digital assets and digital asset intermediaries; changing expectations with respect to ESG policies; the effectiveness of Core Scientific’s compliance and risk management methods; the adequacy of Core Scientific’s sources of recovery if the digital assets held by Core Scientific are lost, stolen or destroyed due to third-party digital asset services; and those risks described in the section titled “Risk Factors” in CoreWeave’s Prospectus dated March 27, 2025, filed with the SEC on March 31, 2025 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1, as amended (File No. 333-285512), Item 1A of CoreWeave’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 13, 2025 and subsequent reports on Forms 10-Q and 8-K; those risks described in Item 1A of Core Scientific’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 8, 2025, Item 1A of Core Scientific’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 27, 2025 and subsequent reports on Forms 10-Q and 8-K.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus. While the list of factors presented here and the list of factors presented in the proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. You should not place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, Core Scientific’s or CoreWeave’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Core Scientific or CoreWeave operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Core Scientific nor CoreWeave assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on Core Scientific’s or CoreWeave’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Core Scientific and CoreWeave, Core Scientific and CoreWeave filed with the SEC a registration statement on Form S-4 on August 20, 2025, which was amended on September 17, 2025 and September 25, 2025, that includes a proxy statement of Core Scientific that also constitutes a prospectus of CoreWeave. The registration statement on Form S-4 was declared effective on September 26, 2025. CoreWeave filed a prospectus on September 26, 2025, and Core Scientific filed a definitive proxy statement on September 26, 2025, in each case with respect to the proposed transaction. Each of Core Scientific and CoreWeave may also file other relevant documents with the SEC regarding the proposed transaction.  This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that Core Scientific or CoreWeave (as applicable) has filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CORE SCIENTIFIC AND COREWEAVE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus, as well as other filings containing important information about Core Scientific or CoreWeave, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by Core Scientific will be available free of charge on Core Scientific’s internet website at https://investors.corescientific.com/sec-filings/all-sec-filings or by contacting Core Scientific’s investor relations contact at ir@corescientific.com. Copies of the documents filed with the SEC by CoreWeave will be available free of charge on CoreWeave’s internet website at https://coreweave2025ipo.q4web.com/financials/sec-filings/ or by contacting CoreWeave’s investor relations contact at investor-relations@coreweave.com. The information included on, or accessible through, Core Scientific or CoreWeave’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Core Scientific, CoreWeave, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Core Scientific is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 28, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1839341/000119312525065652/d925494ddef14a.htm) and in its Form 8-K, which was filed with the SEC on May 16, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1839341/000162828025026294/core-20250513.htm).  Information about the directors and executive officers of CoreWeave is set forth in CoreWeave’s Prospectus dated March 27, 2025, which was filed with the SEC on March 31, 2025 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1, as amended (File No. 333-285512) (and which is available at https://www.sec.gov/Archives/edgar/data/1769628/000119312525067651/d899798d424b4.htm). These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials that have been and may be filed with the SEC regarding the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CORE SCIENTIFIC, INC.

	By:	/s/ Todd M. DuChene
		Name:	Todd M. DuChene
		Title:	Chief Legal Officer and Chief Administrative Officer

Dated: October 22, 2025